For Immediate Release 20 March 2008

DR PEPPER SNAPPLE GROUP FILES REVISED FORM 10 REGISTRATION STATEMENT

Cadbury Schweppes announces that Dr Pepper Snapple Group, Inc. (DPSG) has filed a revised and updated version of its Form 10 Registration Statement with the US Securities and Exchange Commission (SEC) relating to the proposed demerger by Cadbury Schweppes of its Americas Beverages business. DPSG will own Americas Beverages following the demerger and is expected to be listed on the New York Stock Exchange. The revised Form 10 is the fourth filing by DPSG, including its initial filing on 13 November, 2007.

In addition to information disclosed in DPSG’s three earlier filings, this revised version of the Form 10 includes DPSG’s financial statements for the 2007 financial year under accounting principles generally accepted in the United States (US GAAP) and further information on the business and strategy and Board of DPSG. The document is available on the SEC’s website, www.sec.gov.

The appendix to this announcement contains a reconciliation of Americas Beverages’ Underlying Profit from Operations previously disclosed by Cadbury Schweppes under International Financial Reporting Standards (IFRS) to DPSG’s US GAAP Income from Operations for the 2005, 2006 and 2007 financial years.

A final Form 10 will be filed with the SEC and a related information statement sent to shareowners before the demerger becomes effective, which is expected to occur on 7 May 2008.

Summary of Expected Key Dates

11 April	Court Meeting, General Meeting and Annual General Meeting

11 April	Interim Management Statement

6pm on 01 May	Record and ex-dividend date for 2007 final dividend and scheme record date

02 May	Listing of Cadbury plc ordinary shares on the London Stock Exchange

07 May	Listing of DPSG shares on the New York Stock Exchange

16 May	Payment of Cadbury Schweppes 2007 final dividend

The dates given above are indicative only and may be subject to change.

Ends

CONTACTS

Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

FORWARD LOOKING STATEMENTS
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March and posted on Cadbury Schweppes’ website www.cadburyschweppes.com. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc, Cadbury plc and DPSG do not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPSG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

Cadbury plc’s goal is to leverage its scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by its global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support its growth and efficiency agendas.

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. (DPSG) is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:

•	Beverage concentrates

•	Finished goods

•	Bottling Group

•	Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, Sunkist, 7UP, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.

4. Cadbury Schweppes Underlying 2007 EBITDA under IFRS

2007	Underlying Profit from
£ millions	Operations*	Depreciation	Underlying EBITDA
Confectionery	497	179	676
Americas Beverages	553	69	622
Total Group	1,050	248	1,298

• Profit from operations before restructuring, amortisation and impairment of acquisition intangibles, non-trading items, contract termination gain and IAS 39 adjustments.

Appendix 1: Reconciliation of Americas Beverages’ Underlying Profit from Operations under IFRS to DPSG’s US GAAP Income from Operations.

Underlying Profit from Operations and Income from Operations
The table below reconciles Americas Beverages’ Underlying Profit from Operations previously released under IFRS as part of the Cadbury Schweppes’ results to DPSG’s US GAAP Income from Operations, as reported in the Form 10 filed today.

DPSG’s historical combined financial information has been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically related to DPSG during all periods shown.

Differences between Underlying Profit from Operations reported under IFRS for Americas Beverages (as part of the Cadbury Schweppes group), and Income from Operations for DPSG under US GAAP (as presented on page 13 of the latest Form 10) arise from the items set out below. These items are presentational and measurement differences and none of them have an impact on the cash flow generation of DPSG. An explanation of how each of the principal differences arises is given after the table below.

Presentational Adjustments: Adjustments to Reconcile IFRS Underlying Profit from Operations to IFRS Profit from Operations
The following represents the principal adjustments made to the IFRS Profit from Operations in order to arrive at Americas Beverages segment Underlying Profit from Operations. We note that Underlying Profit from Operations is not a defined term under IFRS or US GAAP and accordingly, may not therefore be comparable with similarly titled profit measures reported by other companies.

(a)	Restructuring costs

The costs incurred in relation to implementing the Fuel for Growth programme, the 2007 cost reduction programme and integrating acquired businesses have been reversed from IFRS Profit from Operations. Such costs are considered to be part of the investment in the future performance of the business and not part of the underlying performance trends of the business.

(b) Amortisation and impairment of acquisition intangibles

The amortisation and impairment relating to acquisition intangibles, including impairment of goodwill, have been reversed from IFRS Profit from Operations. This is because these items are not considered to be reflective of the underlying trading of the business.

(c) Non-trading items

Non-trading items such as gains and losses on the disposal, separation or impairment of investments and businesses (including associates and subsidiaries) have been reversed from IFRS Profit from Operations. These amounts, which in 2007 solely related to the costs incurred to separate Americas Beverages, have been reversed as their impact can be significant and can have a material impact on the trend in the group’s operating results.

(d) Contract termination gain
In 2007, Americas Beverages received amounts in respect of the termination in November of a distribution agreement. The gain which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and has been reversed from IFRS Profit from Operations.

(e) IAS 39
Americas Beverages enters into various arrangements to hedge its exposure to commodity risk and foreign exchange risk. However, in certain circumstances, it is not able to apply hedge accounting to these arrangements. Accordingly, volatility relating to gains and losses from movements in commodity prices and foreign exchange rates on the underlying transactions are recognised as part of the IFRS Profit from Operations whilst the gains and losses on the hedge instruments are recognised as part of financing costs, which is excluded from Profit from Operations.

Even though hedge accounting is not applied, the hedge arrangements are considered to remain effective hedges economically and commercially. The volatility included within the IFRS Profit from Operations will not give rise to volatility in the cash flows that occur under the hedge arrangements. Therefore, the volatility arising as a result of not applying hedge accounting has been excluded from Underlying Profit from Operations.

US GAAP accounting differences
The following summary represents the principal areas of difference that are necessary to reconcile Americas Beverages segment Profit from Operations as reported under IFRS to DPSG’s US GAAP Income from Operations as reported in the Form 10. This summary includes only those differences that affect the Americas Beverages segment. Please refer to our 2006 Form 20-F for more detail on the US GAAP to IFRS differences presented below.

(f) Inventory valuation
Cadbury Schweppes’ policy under IFRS is to apply average cost inventory valuation methodology. DPSG has adopted the “last in, first out” inventory valuation methodology as is permitted by US GAAP but not IFRS.

(g) Share awards
Under IFRS, all of Americas Beverages employee share award plans are considered to be equity settled and accordingly, the amount of expense recognised is based on the grant date fair value of the share awards. Under US GAAP, certain of DPSG’s employee share award plans are classified as liabilities as they contain inflation indexed earnings growth performance conditions. Therefore, the fair value of each award is re-measured at each reporting date until vesting, resulting in additional charges under US GAAP. In addition, upon adoption of SFAS 123(R), for awards which are classified as liabilities, DPSG was required to reclassify the APB 25 historical compensation cost from equity to liability and to recognise the difference between this and the fair value liability through the current year income statement.

(h) Retirement benefits
The adjustment for US GAAP retirement costs arises as a result of differences in the:
• Treatment of actuarial gains and losses. Under IFRS, actuarial gains and losses related to post-retirement employee benefits are reflected in the Consolidated Statement of Recognised Income and Expense, outside of the Income Statement. Under US GAAP, actuarial gains and losses exceeding a certain minimum threshold are amortised through the income statement over the remaining expected service life of the scheme members (i.e. ‘corridor method’).
• Measurement of pension assets. Under IFRS, pension assets are recognised based on the fair value at reporting date. Under US GAAP, pension assets are measured based on a ‘market-related value’ approach which utilises a three year rolling market value.

(i) Restructuring costs
Under IFRS, a provision for restructuring is required to be recognised when an entity is demonstrably committed to the restructuring. Under US GAAP, the timing of recognition of a provision for restructuring depends upon the nature of the costs. As a consequence, certain restructuring costs that require recognition under IFRS may not be recognised in the same year under US GAAP.

Carve-out Adjustments

(j) Corporate costs and other
Carve out adjustments principally comprise corporate costs associated with the provision of services including human resource and benefit management, tax, treasury and legal compliance to Americas Beverages by CS plc and several other adjustments that had not previously been pushed down to the Americas Beverages segment that are required to present its US GAAP Income from Operations on a standalone basis. Corporate costs have been allocated to DPSG on the most relevant allocation method to the service provided and may not be indicative of the actual costs that would be incurred if DPSG were operating as an independent company.

(k) Reversal of non-trading items
The costs incurred relating to the separation of Americas Beverages have been allocated to the Americas Beverages segment in the Group’s 2007 IFRS Financial Statements. These costs have not been reflected in DPSG’s US GAAP carve out financial statements as these are not costs incurred in the operations of the DPSG business.

(l) Impairment of Intangible Asset
Under IFRS, the Group did not separately recognise certain identifiable intangible assets from goodwill as these intangible assets were not material to the Group. Goodwill is tested for impairment at the reporting segment level. However, DPSG has separately recognised these intangible assets as indefinite-lived brands. Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to its carrying amount as US GAAP does not permit impairment assessments to be performed at the reporting unit level. As a result of the annual impairment tests on these intangible assets, the fair value of the intangible asset was determined to be lower than its carrying amount and accordingly an impairment loss has been recognised in the US GAAP Profit from Operations.

Reconciliation of Americas Beverages’ Underlying Profit from Operations under IFRS to DPSG’s US GAAP Income from Operations.

US$m except where stated	52 Weeks ended	Year	Year
		ended	ended
	01-Jan-06	31-Dec-06	31-Dec-07
Underlying Profit from Operations as reported under
IFRS (£m)	524	584	553
£:US$ Average Exchange Rate	1.82	1.85	2.00
Underlying Profit from Operations as reported under IFRS (US$m)	954	1,080	1,106
Presentational differences
Restructuring costs (a)	(11)	(38)	(70)
Amortisation and impairment (b)	(4)	(35)	(48)
Non-trading items (c)	36	31	(80)
Contract termination gain (d)	—	—	62
IAS 39 (e)	2	2	2
Profit from Operations as reported under IFRS (US$m)	977	1,040	972
US GAAP accounting differences
Inventory valuation (f)	(8)	(3)	(6)
Share awards (g)	(13)	(1)	(1)
Retirement benefits (h)	(26)	(15)	(11)
Restructuring costs (i)	1	11	(6)
Carve out adjustments
Corporate costs and other (j)	(25)	(14)	(18)
Reversal of non-trading items (k)	—	—	80
Impairment of intangible asset (l)	—	—	(6)
Income from Operations as per US GAAP (US$m)	906	1,018	1,004